Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



CONTACT: Tim Gallagher                                     FOR IMMEDIATE RELEASE
                                                           ---------------------


              CARNIVAL CORPORATION REPORTS SECOND QUARTER EARNINGS

         MIAMI (06/20/02) -- Carnival Corporation (NYSE:CCL) reported net income of $194.2 million ($0.33 Diluted EPS) on revenues of $989.2 million for its second quarter ended May 31, 2002, compared to net income of $187.0 million ($0.32 Diluted EPS) on revenues of $1.08 billion for the same quarter in 2001.

         Net income for the six months ended May 31, 2002 was $323.8 million ($0.55 Diluted EPS) on revenues of $1.89 billion, compared to net income of $314.9 million ($0.54 Diluted EPS) on revenues of $2.09 billion for the same period in 2001.

         Earnings for the second quarter of 2002 were reduced by a $9 million loss, including related expenses, on the sale of Holland America Line's Nieuw Amsterdam and by $12 million from cancelled cruises.

         Revenues for the second quarter of 2002 were 8.3 percent lower than last year primarily because of lower cruise ticket prices, largely attributed to the events of September 11, and a significant decline in the number of guests purchasing air transportation from the company. This was partially offset by an increase in cruise capacity of 2.1 percent. Net revenue yield (net revenue per available berth day after deducting the cost of air transportation and travel agent commissions) was down 5.3 percent, compared to the previous year's second quarter.

         Partially offsetting the lower revenues was a 5.7 percent reduction in the company's cost per available berth day (excluding the cost of air transportation and travel agent commissions) due in part to the timing of advertising expenditures. Second quarter 2002 results also did not include any losses from the company's investment in Airtours plc, which was sold in June 2001.

         Commenting on the second quarter results, Carnival Corporation Chairman and CEO Micky Arison said he was pleased that the company has continued to improve its performance since the events of September 11, noting that net revenue yields in the second quarter improved significantly

                                    - more -

Second Quarter Earnings - 2

from the 7.5 percent decline experienced in the first quarter of 2002. "Our results in the second quarter clearly demonstrate the continuing recovery of our cruise business, in spite of the current economic uncertainty and political unrest," he said. In addition, Arison noted that the results from the company's "cost containment initiatives continue to mitigate the pressure on net revenue yields."

         Booking levels during the 2002 second quarter were substantially ahead of last year. During the last few weeks, booking levels have been approximately equal to last year's levels. Arison added that cruise pricing has largely recovered from the significantly discounted levels last fall, now running only slightly below the comparable period last year. On a cumulative basis, advance bookings and average prices for the balance of 2002 remain below last year's levels, primarily as a result of the dramatic slowdown in 2002 bookings last fall and the shift toward closer-to-sailing booking patterns.

         "Based on bookings to date, we expect the trend in sequential yield improvement to continue through the remainder of the year, with net revenue yields expected to be down 3 percent to 5 percent in the third quarter and up slightly in the fourth quarter," Arison noted.

         During the second quarter of 2002, Holland America announced that it had exercised its option for the construction of a fifth 1,848-passenger Vista-class ship, which is scheduled for delivery in spring 2006. Looking to the remainder of 2002, Carnival Cruise Lines plans to introduce the 2,124-passenger Carnival Legend in August 2002, offering the brand's first-ever cruises from Europe. Following its European program, the Carnival Legend will operate a series of voyages from various North American ports and then reposition to Fort Lauderdale, Fla., to operate eight-day Caribbean sailings beginning Nov. 10. Carnival Cruise Lines is also scheduled to launch its largest passenger ship ever, the 2,974-passenger Carnival Conquest, from New Orleans in mid-November 2002, and Holland America's 1,848-passenger Zuiderdam is scheduled to enter service in December 2002 from Fort Lauderdale.

         The company has scheduled a conference call with analysts at 11 a.m. EDT today to discuss its 2002 second quarter earnings. This call can be listened to live, and additional information can be obtained at Carnival Corporation's Web site at WWW.CARNIVALCORP.COM.

         Carnival Corporation is a global vacation and leisure travel provider that operates Carnival Cruise Lines, the world's largest cruise line based on passengers carried, Costa Cruises, Cunard Line, Holland America Line, Seabourn Cruise Line, Windstar Cruises and Holland America Tours.

                                    - more -

Second Quarter Earnings - 3

Carnival Corporation's six cruise brands operate 43 ships in the Caribbean, Alaska, Europe, Mexican Riviera, South America and other worldwide destinations, and have 15 new ships scheduled for delivery during the next four years.

********************************************************************************

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


Certain statements in this announcement constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Carnival Corporation has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "forecast," "future," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in financial and equity markets; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking incidents involving cruise ships; impact of pending or threatened litigation; Carnival's ability to successfully implement cost improvement plans; the continuing financial viability of Carnival's travel agent distribution system; and changes in laws and regulations applicable to Carnival.


These risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Carnival plans to file a registration statement on Form S-4 and a statement on Schedule TO with the U.S. Securities and Exchange Commission in connection with commencement of its pre-conditional offer to acquire P&O Princess Cruises plc. The Form S-4 will contain a prospectus and other documents relating to the pre-conditional offer. Carnival plans to mail the prospectus contained in the Form S-4 to shareholders of P&O Princess when the Form S-4 is filed with the SEC. The Form S-4, the prospectus and the Schedule TO will contain important information about Carnival, P&O Princess, the pre-conditional offer and related matters. Investors and stockholders should read the Form S-4, the prospectus, the Schedule TO and the other documents filed with the SEC in connection with the pre-conditional offer carefully before they make any decision with respect to the pre-conditional offer. The Form S-4, the prospectus, the Schedule TO and all other documents filed with the SEC in connection with the pre-conditional offer will be available when filed free of charge at the SEC's web site, at WWW.SEC.GOV. In addition, the prospectus and all other documents filed with the SEC in connection with the pre-conditional offer will be made available to investors free of charge by writing to Tim Gallagher at Carnival Corporation, Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida, 33178-2428.


In addition to the Form S-4, the prospectus, the Schedule TO and the other documents filed with the SEC in connection with the pre-conditional offer, Carnival is obligated to file annual, quarterly and current reports, proxy statements and other information with the SEC. Persons may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at WWW.SEC.GOV.


CONTACT INFORMATION:


For investor relations, please contact Beth Roberts, Tel: 1-305-599-2600, ext. 19066, and for media inquiries, please contact Tim Gallagher, Tel:
1-305-599-2600, ext. 16000, Carnival Corporation, Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428.

Second Quarter Earnings - 4


                              CARNIVAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   THREE MONTHS ENDED                SIX MONTHS ENDED
                                                        MAY 31,                            MAY 31,
                                                        -------                            -------
                                               2002               2001              2002           2001
                                               ----               ----              ----           ----
                                      (in thousands, except earnings per share) (in thousands, except earnings per share)
REVENUES                                    $   989,157       $ 1,079,125       $ 1,894,933    $ 2,086,731
                                            -----------       -----------       -----------    -----------
COSTS AND EXPENSES
    Operating                                   533,455           601,334         1,051,620      1,201,454
    Selling and administrative                  142,702           154,564           294,747        310,455
    Depreciation and amortization                92,589            92,359(1)        182,343        183,950(1)
                                            -----------       -----------       -----------    -----------
                                                768,746           848,257         1,528,710      1,695,859
                                            -----------       -----------       -----------    -----------

OPERATING INCOME BEFORE LOSS FROM
     AFFILIATED OPERATIONS                      220,411           230,868           366,223        390,872

LOSS FROM AFFILIATED OPERATIONS, NET                              (22,961)                         (44,024)
                                            -----------       -----------       -----------    -----------

OPERATING INCOME                                220,411           207,907           366,223        346,848

NONOPERATING (EXPENSE) INCOME
     Interest income                              7,752             6,000            14,415          9,778
     Interest expense, net of capitalized
        interest                                (28,011)          (30,238)          (57,467)       (62,110)
     Other (expense) income, net                (12,087)(2)           380(3)         (7,129)(2)     12,326(3)
     Income tax benefit, net                      6,136             2,914             7,799          8,071
                                            -----------       -----------       -----------    -----------
                                                (26,210)          (20,944)          (42,382)       (31,935)
                                            -----------       -----------       -----------    -----------

NET INCOME                                  $   194,201       $   186,963       $   323,841    $   314,913
                                            ===========       ===========       ===========    ===========

EARNINGS PER SHARE
    Basic                                   $      0.33       $      0.32       $      0.55    $      0.54
                                            ===========       ===========       ===========    ===========
    Diluted                                 $      0.33       $      0.32       $      0.55    $      0.54
                                            ===========       ===========       ===========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC     586,520           584,150           586,395        584,001
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED   588,779           586,388           588,194        586,382

(1) ON DECEMBER 1, 2001, THE COMPANY ADOPTED SFAS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," WHICH REQUIRED THE COMPANY TO CEASE AMORTIZING ITS GOODWILL. GOODWILL AMORTIZATION WAS $5 MILLION AND $10 MILLION IN THE THREE AND SIX MONTHS ENDED MAY 31, 2001, RESPECTIVELY.

(2) INCLUDES $9 MILLION OF LOSSES, INCLUDING RELATED EXPENSES, RESULTING FROM THE SALE OF HOLLAND AMERICA'S FORMER NIEUW AMSTERDAM, AND $4 MILLION OF DIRECT COSTS ASSOCIATED WITH CANCELLED CRUISES.

(3) OTHER INCOME, NET FOR THE THREE AND SIX MONTHS ENDED MAY 31, 2001 INCLUDES A $16 MILLION GAIN FROM THE SALE OF THE COMPANY'S INVESTMENT IN CRC HOLDINGS, INC., PARTIALLY OFFSET BY $9 MILLION OF ASSET WRITE-DOWNS AND $6 MILLION OF ESTIMATED LITIGATION RELATED EXPENSES. IN ADDITION, OTHER INCOME, NET FOR THE SIX MONTHS ENDED MAY 31, 2001 INCLUDES A $13 MILLION GAIN FROM A SETTLEMENT AGREEMENT WITH THE MANUFACTURERS OF SOME OF THE COMPANY'S SHIP PROPULSION SYSTEMS TO REIMBURSE THE COMPANY FOR LOST REVENUES AND EXPENSES INCURRED DUE TO DISRUPTIONS IN SERVICE DURING 2000.

Second Quarter Earnings - 5


                              CARNIVAL CORPORATION
                  SELECTED STATISTICAL AND SEGMENT INFORMATION

                                    THREE MONTHS ENDED               SIX MONTHS ENDED
                                        MAY 31,                          MAY 31,
                                        -------                          -------
                                   2002            2001            2002            2001
                                   ----            ----            ----            ----
                                     (in thousands)                     (in thousands)

STATISTICAL INFORMATION
    Passengers carried                     831             816           1,603           1,602
    Available lower berth days           5,258           5,151          10,319          10,095
    Occupancy percentage                   101.9%          102.5%          102.3%          103.9%

SEGMENT INFORMATION
    Revenues
        Cruise                     $   967,354     $ 1,054,200     $ 1,867,861     $ 2,054,591
        Tour                            27,788          31,070          33,495          38,758
        Intersegment elimination        (5,985)         (6,145)         (6,423)         (6,618)
                                   -----------     -----------     -----------     -----------
                                   $   989,157     $ 1,079,125     $ 1,894,933     $ 2,086,731
                                   ===========     ===========     ===========     ===========

    Operating expenses
        Cruise                     $   511,757     $   578,989     $ 1,022,595     $ 1,169,963
        Tour                            27,683          28,490          35,448          38,109
        Intersegment elimination        (5,985)         (6,145)         (6,423)         (6,618)
                                   -----------     -----------     -----------     -----------
                                   $   533,455     $   601,334     $ 1,051,620     $ 1,201,454
                                   ===========     ===========     ===========     ===========

   Operating income (loss)
       Cruise                      $   232,477     $   241,236     $   392,344     $   415,592
       Tour                             (9,208)         (7,682)        (20,379)        (18,161)
       Affiliated operations                           (22,961)                        (44,024)
       Corporate                        (2,858)         (2,686)         (5,742)         (6,559)
                                   -----------     -----------     -----------     -----------
                                   $   220,411     $   207,907     $   366,223     $   346,848
                                   ===========     ===========     ===========     ===========


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